Exhibit 99.12

Consent of Expert

We consent to the reference to our Firm under the captions “Probable Acquisition” and “Interest of Experts” in the Amended and Restated Prospectus Supplement, dated May 23, 2024 that is incorporated by reference into the registration statement on Form-10 (the “Form F-10) of SolarBank Corporation.

/s/ Evans & Evans, Inc.

Vancouver, British Columbia

May 23, 2024